KCG Holdings, Inc.

c/o Knight Capital Group, Inc.

545 Washington Boulevard

Jersey City, New Jersey 07310

May 24, 2013

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes

RE:	KCG Holdings, Inc. Registration Statement on Form S-4 File No. 333-186624

Dear Ms. Hayes:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, KCG Holdings, Inc. (formerly Knight Holdco, Inc.) (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-186624) (the “Registration Statement”) so that it may become effective at 3:00 p.m., Eastern time, on Friday, May 24, 2013, or as soon as possible thereafter.

In connection with this request, the Company acknowledges the following:

1. Should the United States Securities and Exchange Commission (the “Commission”) or the Staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

2. The action of the Commission or the Staff, acting pursuant to delegated authority in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

3. The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Nicholas G. Demmo at (212) 403-1381 or Brandon C. Price at (212) 403-1367 of Wachtell, Lipton, Rosen & Katz with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Sincerely,

KCG Holdings, Inc.

By:	/s/ Leonard J. Amoruso

Leonard J. Amoruso
Chief Executive Officer, President and Director